November 6, 2024

Richard H. Moore
Chief Executive Officer and Chairman of the Board
First Bancorp
300 SW Broad St.
Southern Pines, NC 28387

       Re: First Bancorp
           Definitive Proxy Statement on Schedule 14A
           Filed March 20, 2024
           File No. 000-15572
Dear Richard H. Moore:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program